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                                                  January 4, 2008


  EDGAR Operations Branch
  Division of Investment Management
  U.S. Securities and Exchange Commission
  100 F Street, N.E.
  Washington, DC 20549

         Re:      Met Investors Series Trust
                  Lazard Mid-Cap Portfolio
                  Form N-14 Registration Statement
                  File No. 333-147928

  Ladies and Gentlemen:

     This letter is in response to certain comments from Ms. Allison White of the Staff with respect to the Trust's Registration Statement on Form N-14 filed with the Commission on December 7, 2007. Our response to certain accounting related comments will be in a separate letter. Where noted, changes, as applicable, have been made to the Prospectus/Proxy Statement. All page references refer to the pages of these documents which have been marked to show changes from the previous versions included in the Registration Statement.

1. Comment: In the first sentence of the first paragraph under the bullet points on page 2 of the prospectus/proxy statement, add the word "of" immediately after the phrase "all the assets".

     Response: The requested change has been made on page 2.

2. Comment: In the penultimate paragraph on page 2 of the prospectus/proxy statement, explain what synthetic instruments are and describe the types of synthetic instruments that Lazard Mid-Cap Portfolio may use to comply with the 80% investment requirement.

     Response:  The requested  additional  disclosure  has been added to page 2.


3.   Comment: On pages 17 through 20 of the prospectus/proxy statement, identify
     additional   risks,   if  any,   associated  with  investing  in  synthetic
     instruments.

     Response: Risk disclosure with respect to synthetic instruments has been added to page 20.

4. Comment: Page 13 of the prospectus/proxy statement shows year-by-year total returns for Lazard Mid-Cap Portfolio beginning in 2003 but the lowest quarter returns for that Portfolio are shown as occurring in the third quarter of 2002. Please make the appropriate correction to this disclosure.

     Response:   Performance   information  for  2002  has  been  added  to  the
     year-by-year total returns of Lazard Mid-Cap (page 13).

5. Comment: Page 14 of the prospectus/proxy statement shows prior experience with a comparable fund. If Lazard Asset Management LLC manages any other funds with similar investment objectives and strategies to those of Lazard Mid-Cap Portfolio, supplementally include a representation that it is not misleading to omit the performance of those other funds from the prospectus/proxy statement.

     Response: The use of prior experience with a comparable fund in the Prospectus/Proxy Statement is the same disclosure as found in the current prospectus for Lazard Mid-Cap. Since the Portfolio and the Lazard
     comparable fund are managed in substantially similar ways, it is not misleading to present just the result of the comparable fund instead of a composite of funds managed in the mid-cap strategy.

6. Comment: On page 15 of the prospectus/proxy statement, define the term "Manager" again.

     Response: The requested definition has been added to page 15.

7.   Comment:   The   discussion  of  the  federal  tax   consequences   of  the
     reorganization that is required by Item 3 of Form N-14 should appear in the prospectus/proxy statement before the performance information.

     Response: The format for the Prospectus/Proxy Statement has been utilized by Met Investors Series Trust for over five years. The most important tax consequence of the Reorganization is whether or not it is tax free. A statement to the effect that the Reorganization is structured as a tax-free reorganization for federal income tax purposes is found in the Summary on page 6 under the section titled "What are the key features of the Reorganization?" This section is before the section on performance.


8. Comment: Provide the accountant's consent dated within 5 days of the filing date.

     Response: The consent of Deloitte & Touche LLP will be included in Post-Effective Amendment No. 1.

9.   Comment: Include Tandy language in your response letter.

     Response: The requested language is included in this letter.

     In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
(2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to filing; (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Trust expects to file a 485(b) filing on January 7, 2008.


     If you have any questions, please feel free to call me at (202) 775-1205.


                                           Very truly yours,


                                           /s/ Robert N. Hickey
                                           -----------------------
                                           Robert N. Hickey


Attachments

cc:      Elizabeth Forget
         Jack Huntington
         John Rizzo

     o "Record Holder" of Batterymarch Mid-Cap Stock refers to each Insurance Company which holds Batterymarch Mid-Cap Stock's shares of record unless indicated otherwise in this Prospectus/Proxy Statement;

     o "shares" refers generally to your shares of beneficial interest in the Portfolio; and

     o    "shareholder" or "Contract Owner" refers to you.


         In the Reorganization, all of the assets of Batterymarch Mid-Cap Stock will be acquired by Lazard Mid-Cap in exchange for Class A shares of Lazard Mid-Cap and the assumption by Lazard Mid-Cap of the liabilities of Batterymarch Mid-Cap Stock (the "Reorganization"). If the Reorganization is approved, Class A shares of Lazard Mid-Cap will be distributed to each Record Holder in liquidation of Batterymarch Mid-Cap Stock, and Batterymarch Mid-Cap Stock will be terminated as a series of the Trust. You will then hold that number of full and fractional shares of Lazard Mid-Cap which have an aggregate net asset value equal to the aggregate net asset value of your shares of Batterymarch Mid-Cap Stock.


         Batterymarch Mid-Cap Stock and Lazard Mid-Cap are each separate diversified series of the Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of Batterymarch Mid-Cap Stock is substantially similar to that of Lazard Mid-Cap, as follows:

--------------------------------------- -----------------------------
           Portfolio                  Investment Objective
--------------------------------------- -----------------------------
---------------------------------------------------------------------
Batterymarch Mid-Cap Stock            Growth of capital
---------------------------------------------------------------------
---------------------------------------------------------------------
Lazard Mid-Cap                        Long-term growth of capital
---------------------------------------------------------------------


     The investment strategies for Batterymarch Mid-Cap Stock are similar to those of Lazard Mid-Cap: each invests at least 80% of its assets in the equity securities of companies with medium market capitalizations. However, Batterymarch Mid-Cap Stock does not anticipate that foreign securities will exceed 20% of its net assets while Lazard Mid-Cap may invest up to 25% of its total assets in foreign securities. In addition, Lazard Mid-Cap may invest in synthetic instruments in complying with its 80% investment requirement. Synthetic instruments are instruments that have economic characteristics similar to the Portfolio's direct investment, and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. Further, the weighted average market capitalization of companies invested in by Batterymarch Mid-Cap Stock as of September 30, 2007 was $6.4 billion compared to the weighted average market of $6.8 billion of companies invested in by Lazard Mid-Cap.


     This Prospectus/Proxy Statement explains concisely the information about Lazard Mid-Cap that you should know before voting on a Reorganization. Please read it carefully and keep it for future reference. Additional information concerning each Portfolio and Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission ("SEC"):

Portfolio, which may have occurred before your Contract began; accordingly, your investment results may differ. Each Portfolio can also experience short-term performance swings as indicated in the high and low quarter information at the bottom of each chart.



                           Batterymarch Mid-Cap Stock
------------ --------- ----------- ----------- ----------- ---------- ---------- --------- --------- ----------


  16.91%      13.38%     16.61%      -4.02%     -14.32%     33.75%     16.45%     12.41%    5.67%      6.06%
                                                                                                       =====




    98          99         00          01          02         03         04         05        06        07
------------ --------- ----------- ----------- ----------- ---------- ---------- --------- --------- ----------
                              High Quarter 4th  - 1998     + 26.68%
                              Low Quarter: 3rd - 2001      - 16.71%


                                 Lazard Mid-Cap

------------------ ----------- ----------- ---------- ----------- ----------

     -10.18%         26.42%      14.60%      8.40%      14.78%     -2.47%
     =======                                                       ======


       02

                       03          04         05          06         07
------------------ ----------- ----------- ---------- ----------- ----------

                                 High Quarter: 2nd  - 2003 +  15.50%
                                 Low Quarter:  3rd -  2002  -  14.30%


     The next set of tables lists the average annual total return of the Class A shares of Batterymarch Mid-Cap Stock for the past one-, five- and ten-year periods (through December 31, 2007), and the average annual total return of the Class A shares of Lazard Mid-Cap for the past one- and five-year periods and since inception (through December 31, 2007). These tables include the effects of Portfolio expenses and are intended to provide you with some indication of the risks of investing in each Portfolio by comparing its performance with an appropriate widely recognized index of securities, a description of which can be found following the table. An index does not reflect fees or expenses. It is not possible to invest directly in an index.



         Average Annual Total Return (for the period ended 12/31/07)

----------------------------- -------------- ---------------- ------------------
                                 1 Year          5 Years          10 Years

Batterymarch Mid-Cap Stock
----------------------------- -------------- ---------------- ------------------
-------------------------------------------------------------------------------

Class A                         6.06%          14.44%             9.58%
                                ====           =====              ====

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

S&P MidCap 400 Index            7.98%          16.20%            11.19%
                                ====           =====             =====

-------------------------------------------------------------------------------




----------------------------- -------------- ---------------- ------------------- ------------------


                                                               Since Inception     Inception Date
Lazard Mid-Cap                   1 Year          5 Year
----------------------------- -------------- ---------------- ------------------- ------------------
---------------------------------------------------------------------------------------------------

Class A                        -2.47%          11.96%             7.91%              1/2/02
                               =====           =====              ====

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Russell Midcap Index            5.60%          18.21%            11.63%
                                ====           =====             =====

---------------------------------------------------------------------------------------------------

     Important   information   about  Lazard   Mid-Cap  is  also   contained  in
management's discussion of Lazard Mid-Cap's performance which appears in the most recent Annual Report and Semi-Annual Report of the Trust relating to Lazard Mid-Cap.

Who will be the investment adviser of my Portfolio after the Reorganization? What will the management and advisory fees be after the Reorganization?

         Management of the Portfolios

         The overall management of Batterymarch Mid-Cap Stock and Lazard Mid-Cap is the responsibility of, and is supervised by, the Board of Trustees of the Trust.

         Manager


         Met Investors Advisory, LLC (the "Manager") selects and pays the fees of the Adviser for each Portfolio and monitors the Adviser's investment program. MetLife Investors Group, Inc., an affiliate of MetLife, owns all of the outstanding common shares of the Manager.


         ---------------------------------------------------------------------

         Facts about the Manager:

          o    The Manager is an affiliate of MetLife.

          o The Manager manages a family of investment portfolios sold primarily to separate accounts of MetLife and its affiliates to fund variable life insurance contracts and variable annuity certificates and contracts, with assets of approximately $37.2 billion as of September 30, 2007.

          o The Manager is located at 5 Park Plaza, Suite 1900, Irvine, California 92614.
               -----------------------------------------------------------------


         Adviser

         Lazard Asset Management LLC or "Lazard" (the "Adviser") is the investment adviser to Lazard Mid-Cap. Pursuant to an Advisory Agreement with the Manager, the Adviser continuously furnishes an investment program for the Portfolio, makes day-to-day investment decisions on behalf of the Portfolio, and arranges for the execution of Portfolio transactions.


-------------------------------------------------------------------------------
 Facts about the Adviser:

o The Adviser and its global affiliates provide investment management services to client discretionary accounts with assets totaling approximately $127.7 billion as of September 30, 2007.

     Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Portfolio may outperform or underperform other funds that employ a different investment style. A Portfolio may also employ a combination of styles that impact its risk characteristics. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those which are undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security's inherent value for a long time, or that a stock judged to be undervalued may actually be appropriately priced or overvalued. Value oriented funds will typically underperform when growth investing is in favor.

Are there any other risks of investing in each Portfolio?


     In complying with Lazard Mid-Cap's 80% investment requirement in mid-cap companies, the Portfolio's investments may include synthetic (derivative) instruments. The Portfolio's investments in derivatives can significantly increase the Portfolio's exposure to market risk or credit risk of the counterparty. Derivatives can also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the relevant assets rates or indices.


         Batterymarch Mid-Cap Stock's portfolio turnover rates may exceed 100%. High portfolio turnover rates generally mean greater brokerage costs which can already affect a Portfolio's performance. The portfolio turnover rates for Lazard Mid-Cap are expected to be under 100%.

                  INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization

     The Reorganization is part of an overall plan to reduce the number of portfolios with overlapping investment objectives and policies in the families of funds which serve as funding vehicles for insurance contracts issued by the Insurance Company and its affiliates. Reduction in the number of such portfolios is an attempt to improve the operating efficiencies of the Trust's remaining portfolios.

     At a regular meeting held on November 6, 2007, all of the Trustees of the Trust, including the Independent Trustees, considered and approved the
Reorganization; they determined that the Reorganization was in the best interests of shareholders of Batterymarch Mid-Cap Stock, and that the interests of existing shareholders of Batterymarch Mid-Cap Stock will not be diluted as a result of the transactions contemplated by the Reorganization.